June 11, 2010
Via Edgar
Mr. Mark Webb, Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Citizens Republic Bancorp, Inc. (“Citizens”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 001-33063
Dear Mr. Webb:
We are submitting by direct electronic transmission the following responses to the comment letter dated May 19, 2010 to Mr. Charles D. Christy from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. Please note that Mr. Christy tendered his resignation on May 4, 2010, effective June 4, 2010 and Ms. Lisa T. McNeely is serving as Interim Chief Financial Officer effective June 5, 2010. As a result, we ask that future correspondence be directed to Ms. McNeely.
To assist your review, we have retyped the text of the Staff’s comments above our responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Potential Administrative Action, page 13
1.	We note your disclosure that you expect that the Holding Company and Citizens Bank will become subject to the issuance of a formal administrative action, probably in the form of a written agreement, due to their high level of nonperforming assets and the resulting impact on its earnings. We were unable to locate updated disclosure addressing this potential outcome in subsequent filings. To the extent you have received any formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise your future filings to provide such disclosure.
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

Citizens’ Response:
As of the date of this letter, Citizens has not received any formal or informal, written or unwritten guidance from its banking regulators regarding potential administrative action other than as previously disclosed. When such guidance from its banking regulators is received, Citizens will disclose the material effects, if any, of such guidance to the extent permitted by applicable regulatory disclosure guidelines.

2.	Please revise to include a discussion of the potential impact on your shareholders of noncompliance with the terms of any potential action.
Citizens’ Response:
Disclosure responsive to this comment was included in Item 1A. Risk Factors (on pages 15 and 16) of Citizens’ 2009 Form 10-K under the following headings:
“Our core lending and other businesses continue to be adversely affected by the historic weakness in the national and regional economies in which we operate, particularly Michigan. Our ability to generate earnings and maintain regulatory capital ratios at acceptable levels at our Holding Company and the bank subsidiaries depends substantially on developments in those economies. Also, our potential inability to comply with applicable laws, regulations and regulatory policies or standards due to the effects of these conditions on our results of operations and financial condition may result in heightened regulatory scrutiny and require us to take actions to protect depositors that are not in the best interests of our shareholders.”

and

“Our business may be adversely affected by the highly regulated environment in which we operate. Changes in applicable laws, regulations, and regulatory practices at either the federal or state level may result in the imposition of additional costs or restrict our ability to operate our business in the manner most beneficial to our shareholders.”
Management’s Discussion and Analysis, page 30
Pre-Tax Pre-Provision Core Operating Earnings, page 32
3.	In your future filings including furnished information, please revise to conspicuously label all non-GAAP measures as such.
Citizens’ Response:
Citizens will label all non-GAAP measures as such in its future filings.
4.	Please address the following regarding your measure titled Pre-tax pre-provision core operating earnings:
•	You state on page 32 that “Citizens believes presenting pre-tax pre-provision core operating earnings provides investors with the ability to better understand Citizens’ underlying operating trends separate from the direct effects of the impairment charges, net loss on debt extinguishment, credit issues, fair value adjustments, challenges inherent in the real estate downturn and other economic
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

cycle issues and displays a consistent core operating earnings trend before the impact of these challenges.” Please revise your future presentations to provide an expanded explanation of why management believes this is a relevant and useful measure for investors considering that each of these items is integral to generating the earnings of a financial institution and reflect the effects of the decisions made by management in operating your financial institution. Please revise to address the limitations of the usefulness of the measure in order to balance your revised disclosures.
Citizens’ Response:
Citizens will revise its future filings to change the title “pre-tax pre-provision core operating earnings” to “pre-tax pre-provision profit” (similar to the title used by certain other bank holding companies), and will revise the definition as follows (underlining and strike-throughs indicate language added to or deleted from the existing disclosure, respectively):
Pre-tax pre-provision Profit (“PTPP”)

Pre-tax pre-provision profit ~~core operating earnings~~, as defined by management, represents ~~net income (loss) excluding income tax provision (benefit), the provision for loan losses,~~  total revenue excluding any securities gains/losses, and fair-value adjustments on loans held for sale, interest rate swaps, or bank owned life insurance, less noninterest expense excluding ~~and~~ any goodwill impairment charges or special assessments,  ~~(including goodwill,~~ provision for loan losses and other credit writedowns, fair-value adjustments, and FDIC special assessments~~)~~.

Citizens believes that PTPP is a useful financial measure as it enables investors and others to assess its ability to generate capital to cover credit losses and other credit-related and/or impairment charges.  ~~Citizens believes presenting pre-tax pre-provision core operating earnings~~ Presenting PTPP provides investors with the ability to better understand Citizens’ underlying ~~operating~~ trends separate from the ~~direct effects of the~~ volatility of credit-related and/or impairment charges by allowing investors to measure a bank’s underlying performance without the differing geographic and market specific economic pressures on its loan and securities portfolios. By excluding items that are acutely sensitive to changes in the market and the economic cycle ~~impairment charges, net loss on debt extinguishment~~, ~~credit issues~~, ~~fair value adjustments, challenges inherent in the real estate downturn and other economic cycle issues and displays a consistent~~ PTPP permits period to period comparisons of results on a more consistent basis. ~~core operating earnings trend before the impact of these challenges.~~  The  ~~“ – Allowance for Loan Losses”~~  “Credit Quality” section of this report isolates the challenges and issues related to the credit quality of Citizens’ loan portfolio and their impact on Citizens’ earnings as reflected in the provision for loan losses. Additionally, a portion of the compensation awarded to Citizens’ Named Executive Officers and certain other employees for their performance in 2009 and 2010 is measured against a PTPP benchmark as Citizens believes that PTPP is a key value driver for its business and a particularly valuable measure during challenging credit cycles.
As the preceding paragraph contains several edits, the following is being provided without edit notations to assist in your review:
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Pre-tax pre-provision Profit (“PTPP”)

Pre-tax pre-provision profit as defined by management, represents total revenue excluding any securities gains/losses, and fair-value adjustments on loans held for sale, interest rate swaps, or bank owned life insurance, less noninterest expense excluding any goodwill impairment charges or special assessments, provision for loan losses and other credit writedowns, fair-value adjustments, and FDIC special assessments.

Citizens believes that PTPP is a useful financial measure as it enables investors and others to assess its ability to generate capital to cover credit losses and other credit-related and/or impairment charges. Presenting PTPP provides investors with the ability to better understand Citizens’ underlying trends separate from the direct volatility of credit-related and/or impairment charges by allowing investors to measure a bank’s underlying performance without the differing geographic and market specific economic pressures on its loan and securities portfolios. By excluding items that are acutely sensitive to changes in the market and the economic cycle, PTPP permits period to period comparisons of results on a more consistent basis. The “Credit Quality” section of this report isolates the challenges and issues related to the credit quality of Citizens’ loan portfolio and their impact on Citizens’ earnings as reflected in the provision for loan losses. Additionally, a portion of the compensation awarded to Citizens’ Named Executive Officers and certain other employees for their performance in 2009 and 2010 is measured against a PTPP benchmark as Citizens believes that PTPP is a key value driver for its business and a particularly valuable measure during challenging credit cycles.
Regarding disclosure to address the limitations of the usefulness of the measure, Citizens will, in future filings enhance the discussion that is currently provided in “Use of Non-GAAP Financial Measures” on page 31 as follows:
...Citizens believes these non-GAAP financial measures provide additional information that is useful to investors in understanding the underlying  ~~operational~~ performance of Citizens, its business, and performance trends and such measures help facilitate~~s~~ additional performance comparisons with others in the banking industry. Non-GAAP financial measures have inherent limitations~~,~~. Such measures are not ~~required to be~~ uniformly applied by Citizens or calculated by other companies in the same manner and are not audited. Readers should be aware of these limitations and should be cautious as to their use of such measures. To mitigate these limitations, Citizens has procedures in place to ensure that these measures are calculated ~~using the~~ appropriately  ~~GAAP or regulatory components~~ and to ensure that ~~the capital~~ Citizens’ performance is properly reflected to facilitate consistent period-to-period comparisons. Although Citizens believes the above non-GAAP financial measures disclosed in this report enhance investors’ understanding of its business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.
•	The title “Pre-tax pre-provision core operating earnings” is inappropriate because it does not accurately reflect the adjusted measure as presented. To the extent you continue to present this or a similar measure, revise the title accordingly.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Citizens’ Response:
Citizens will revise its future filings to label this non-GAAP measure as “Pre-Tax Pre-Provision Profit” as displayed in its proposed revisions above.
•	Further, it is not appropriate to characterize such charges as unrelated to your core operations since all the charges reflect the on-going operations of a financial institution, albeit some of which are amplified by the current point in the economic cycle.

•	Your reference to the “core operating earnings” is also confusing as the concept of “operating earnings” does not relate to presentations pursuant to Article 9 of Regulation S-X. Further, it would be difficult to see how most if not all of the charges you are excluding are not central to the ongoing operations of a financial institution.

•	Similarly, the language presented on page 32 appears to imply that such charges are non-recurring, which would be factually inaccurate.
Citizens’ Response
Citizens respectfully submits that the revised language above is responsive to each of these bullet points. The revised language clarifies that the purposes of the measure, as noted in the revised language above, are to present a financial measure that excludes charges that are a result of or are amplified by the current economic cycle and to show the extent to which Citizens is generating a positive cash flow to cover these highly volatile charges, and eliminates any implication or references to core operations and core operating earnings and any implication that these are non-recurring.
Subsequent Events, page 40
5.	We note the discussion of the sale of F&M to Great Western Bank. Please revise your future filings to disclose the reasons for the sale and the anticipated impact on the company’s financial condition and results of operations. We note, for example, the discussion on page 4 of your February 24, 2010 investor presentation. In your response, please provide us with your proposed revised disclosure.
Citizens’ Response:
Citizens will revise its future Forms 10-Q and 10-K filings to disclose the reasons for the sale. In addition to updating the information already provided in Note 16. Discontinued Operations of Citizens’ March 31, 2010 Form 10-Q, Citizens will include the following disclosure in its June 30, 2010 Form 10-Q Discontinued Operations footnote:
On January 29, 2010 Citizens entered into a stock purchase agreement with Great Western Bank whereby Great Western Bank agreed to acquire all of the stock of Citizens’ wholly owned subsidiary, F&M. F&M served markets with low growth potential outside of Citizens’ primary footprint and generated additional marketing costs to maintain the separate branding. Therefore, Citizens decided to sell F&M at a price which represented approximately 25 times F&M’s average earnings and 1.10 times its tangible book value. On April 23, 2010, Citizens completed the stock sale in exchange for $50.0 million in cash. As a result, the sale proceeds improved
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

the Holding Company’s capital and liquidity positions in a manner that was non-dilutive to Citizens’ shareholders.
Loan Portfolio, page 50
6.	Please revise this section to provide disclosure that address the following:
•	Please quantify the underwriting criteria you use to underwrite your various loan products, including loan to value ratios, credit scores, collateral margins, debt to income ratios, credit scores, etc. Disclose whether or not you underwrite adjustable rate loans at the fully indexed rate. Please ensure that you discuss any material deviations from your general underwriting criteria.
Citizens’ Response
Citizens’ commercial and consumer loan underwriting guidelines contain proprietary guidance on loan to value ratios, credit scores, collateral margins, and other product specific criteria. Citizens’ believes that public disclosure of such information would put it at a competitive disadvantage in the marketing of its loan products. Furthermore, underwriting guidelines, are, in fact, guidelines and not absolute limits; allowing for the exercise of expert judgment and consideration of mitigating and compensating factors in the underwriting process. Moreover, underwriting guidelines are adjusted from time to time as market and economic conditions change so that a specific characterization of them at any particular point in time would not be material to investors. While Citizens is not able to disclose quantitative underwriting criteria for the foregoing reasons, the following qualitative information will be included in the “Loan Portfolio” section of future Form 10-K filings to enhance the discussion of Citizens’ underwriting guidelines in response to the Staff’s comment.
Citizens’ commercial and consumer loan policies and underwriting guidelines are written in a manner that is consistent with the prudent banking practices and regulatory guidance applicable to each loan product. Product appropriate underwriting guidelines are designed to provide an adequate margin of safety based on the borrower’s repayment capacity and collateral coverage for the full collection of both principal and interest, within contractual terms.
Commercial and consumer underwriting guidelines provide the framework to determine that the borrower has the financial capacity to fully repay the loan, structurally mitigate credit risks and monitor the loan’s credit performance over the term of the loan. Maximum advance rates for non-real estate collateral are outlined in the commercial underwriting guidelines. Variable rate commercial loan underwriting includes the stress testing of the borrower’s debt service capabilities with higher than existing interest rates and fluctuations in the underlying cash flows available for repayment. Commercial real estate underwriting, including owner occupied real estate, is subject to product specific guidelines for debt service coverage and loan to value ratios. Consumer real estate secured loans are underwritten to the fully indexed rate. Consumer underwriting guidelines and product specific guidelines outline maximum debt ratios and advance rates based on the borrower’s credit score.
Citizens’ underwriting guidelines are intended to insure that adequate primary repayment capacity exists to address future increases in interest rates.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Citizens’ Loan Review and Auditing Departments each perform periodic independent reviews of all the loan portfolios for compliance with policies and adherence to underwriting guidelines. Commercial and Consumer loan policies and underwriting guidelines are updated periodically and reviewed by the Risk Management Committee and the Board of Directors.
•	Please discuss the levels of documentation required for your loan products, clarifying if you have underwritten any “no-doc/low doc” or “stated income/stated asset” loans or any variations thereof.
Citizens’ Response
Citizens will revise its future filings on Form 10-K to disclose that it has not offered “no-doc/low doc” and “stated income/stated asset” loans since 2007 and did not have any of these loans in its residential mortgage portfolio as of December 31, 2009.
•	We note your disclosure on page 53 that you have not originated sub-prime, initial teaser rate and negative amortization loans in over three years. Please quantify the amount of sub-prime, initial teaser rate and negative amortization loans held in your portfolio from originations prior to that time. Describe the terms and underwriting criteria you used for each of these loan products. Disclose the amount of interest income recorded in each period presented that was related to negative amortization loans.
Citizens’ Response
Citizens will revise its future filings on Form 10-K to disclose that Republic Bancorp, Inc., prior to its acquisition by Citizens, previously originated sub-prime, initial teaser rate, and negative amortization loans on an exception basis. Citizens discontinued the practice immediately after the 2006 acquisition. At December 31, 2009 the outstanding balance of these loans was approximately $4.0 million, or 0.4% of the total residential mortgage portfolio. Interest income recorded for such loans was approximately $0.1 million, $0.3 million and $0.3 million for 2009, 2008 and 2007 respectively. In view of these immaterial amounts, Citizens considers the terms and underwriting criteria for these loans to be immaterial and does not intend to include any further disclosure in future filings with respect to these loans.
•	Describe the terms of the loans originated in 2009 that were underwritten to non-GSE standards.
Citizens’ Response
In 2009, twelve loans representing $2.6 million (or 0.9% of total residential mortgage loan originations) were underwritten to non-GSE standards. Eleven of these loans, representing $2.1 million, were booked as 5/1 adjustable rate mortgages based on a 30 year amortization. One loan totaling $0.5 million was booked as a 5 year fixed rate loan with a 20 year amortization. In view of these amounts, Citizens considers the terms of these loans to be immaterial and does not intend to include any further disclosure in future filings with respect to these loans to the extent that they remain immaterial.
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

•	Please revise to provide more transparency around your obligation to repurchase loans previously sold. Quantify the amount of loans; whether you have repurchased sold loans to date and, if so, disclose the amounts of loans repurchased and identify the periods in which the repurchases were made; and whether or not you maintain a provision for repurchase commitments.
Citizens’ Response
Since June 2008, Citizens had a master sales agreement to sell substantially all of its residential mortgage originations to its third-party servicer at a fixed rate. Prior to June 2008, when Citizens sold its residential mortgage originations to several secondary market participants, it made various standard representations and warranties. The specific representations and warranties made by Citizens depended on the nature of the transaction and the requirements of the buyer. In the event of a breach of the representations and warranties, Citizens may be required to either repurchase the mortgage loans (generally at unpaid principal balance plus accrued interest) with the identified defects or indemnify (“make-whole”) the investor. During 2009 and 2008, Citizens repurchased $3.2 million and $3.9 million of loans respectively. Citizens estimates its exposure to losses from its obligation to repurchase previously sold loans based on the individual circumstances applicable to each loan submitted for potential repurchase by an investor, and as a result, Citizens maintains a liability included in Other Liabilities on the balance sheet for estimated losses on loans expected to be repurchased or on which indemnification is expected to be provided. During 2009, Citizens recorded $2.7 million in Other Expense on the Consolidated Statements of Operations related to repurchasing or indemnifying such loans. Citizens will include this information in future Form 10-K filings.
Nonperforming Assets, page 56
7.	Please revise to provide a description of your loan restructuring and workout activities, including a quantified breakdown and discussion of the material terms of the loan modifications made under these and any other modification programs you have. Disclose if you have made modifications, such as extensions, etc., to any loans that you do not consider troubled debt restructurings and, if so, describe them.
Citizens’ Response
Citizens will include the following information in the “Nonperforming Assets” section of future Form 10-K filings:
Citizens recognizes that the current economic environment, elevated levels of unemployment and depressed real estate values have resulted in many customers facing difficult financial situations. Distressed homeowners are identified and offered assistance.

In order to avoid foreclosure, residential mortgage loans may be restructured for certain qualified borrowers who have demonstrated the ability to make payments under the new terms of the loan. Citizens’ residential mortgage foreclosure abatement program includes several different options to modify contractual payments. During 2009, $30.9 million of residential mortgage and consumer loans were modified to assist distressed borrowers: 79% of that total involved both reduced interest rate and term extensions and 21% reduced the interest rate.
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

Residential mortgage loans are considered troubled debt restructures (“TDRs”) when the debt restructure, for economic or legal reasons related to the borrower’s financial difficulties, results in a concession to the debtor that otherwise would not be considered by the bank.
Allowance for Loan Losses, page 56
8.	We note that the allowance for loan losses as a percentage of nonperforming loans decreased approximately 14% in 2009 from 2008 and that nonperforming loans increased approximately 55% over the same period. We also note the significance of charge-offs in 2009 to the allowance for loan losses at the beginning of the period and the amount of charge-offs in 2009 as a percent of nonperforming loans at the end of 2008. Please revise to provide a discussion that compares and contrasts the statistics depicted by the relationship of the allowance for loan losses and nonperforming assets and describe how management considered them in developing the provision in 2009. Describe how the difference in the types of underlying loans affected this process and discuss the historical migration of nonperforming loans to charge-offs. Clarify, if true, that you do not expect nonperforming loans to charge-off at the same rate in 2010 as they did in 2009.
Citizens’ Response
Citizens compares the Allowance for Loan Losses to nonperforming loans rather than nonperforming assets as nonperforming assets includes other repossessed assets acquired and nonperforming loans held for sale, both of which are recorded at fair value, less costs to sell and, therefore, are not considered in the analysis for the Allowance for Loan Losses. Citizens is not able to clarify its expectation regarding the rate of nonperforming loan charge offs due to its policy to not give quantitative forward looking guidance in its disclosures. Citizens will provide additional information in the “Allowance for Loan Losses” section of future Form 10-K filings in response to this comment consistent with the following discussion (underlining and strike-throughs indicate language added to or deleted from the existing disclosure, respectively):
In the following discussion we have provided additional information as to the adequacy of the Allowance for Loan Losses.
Citizens will provide information in the “Allowance for Loan Losses” section of future Form 10-K filings consistent with the following discussion:
Loan losses are charged against, and recoveries are credited to, the allowance for loan losses. The increase in net charge-offs for 2009 as compared with 2008 was primarily the result of higher charge-offs on commercial and industrial loans related to continued stress on the economic conditions in the markets Citizens’ serves. In 2008, commercial real estate charge-offs were recorded primarily in the land development, construction, and income producing categories portfolios. While the land development and construction losses for 2009 remained higher than historical trends, the losses on these portfolios decreased from 2008. Citizens also began to experience higher losses in the income producing and owner-occupied portfolios during 2009, which represents a shift in the risk profile in Citizens’ commercial real estate portfolio that was consistent with the experience of other financial institutions.
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

The allowance for loan losses represents management’s estimate of an amount adequate to provide for probable credit losses inherent in the loan portfolio as of the balance sheet date. To assess the adequacy of the allowance for loan losses, an allocation methodology is applied that focuses on changes in the size and character of the loan portfolio, changes in the levels of impaired or other nonperforming loans, the risk inherent in specific loans, concentrations of loans to specific borrowers or industries, existing economic conditions, underlying collateral, historical losses on each portfolio category and other qualitative and quantitative factors which could affect probable loan losses. The evaluation process is inherently subjective, as it requires estimates that may be susceptible to significant change and have the potential to affect net income materially. Citizens did not substantively change its overall approach in the calculation of the allowance for loan losses in 2009 from 2008 and the allocation methods used at December 31, 2009 and December 31, 2008 were consistent. The methodology used for measuring the adequacy of the allowance relies on several key elements, which include specific allowances for identified impaired ~~problem~~ loans, a formula-based risk-allocated allowance for the remainder of the portfolio and a general valuation allowance calculation. Management also considers overall portfolio indicators, including trends in historical charge-offs, a review of industry, geographic and portfolio performance, and other qualitative factors. This methodology is discussed in “Critical Accounting Policies” and Note 1 to the Consolidated Financial Statements. While the trends for nonperforming loans and the Allowance for Loan Losses (“ALL”) are typically directionally the same and were in 2009, they may not change by the same degree due to the factors noted above.
The ALL as a percent of portfolio loans increased to 4.33% at December 31, 2009 from 2.80% at December 31, 2008. The ALL increased $87.0 million or 34% from December 31, 2008 to December 31, 2009 and at December 31, 2009 represented 143.3% of net loans charged-off during 2009, which was Citizens’ highest year of charge-offs ever recorded. The ALL is comprised of three parts: specific allocated, risk allocated, and general valuation. Nonperforming loans are reviewed under the specific allocated reserve for impairment analysis. Loss expectations are established based on specific impairment by loan. During 2009, the composition of nonperforming loans transitioned from the Land & Construction asset class, which typically have a high level of impairment, to the Income Producing asset class which is supported by a level of cash flow typically resulting in a lower degree of impairment. As a result, it is appropriate that Citizens’s ALL did not increase by the same percentage as nonperforming loans. The following is a discussion of the three components of the ALL.
Specific Allocated Allowance. The specific allocated allowance is determined based on probable losses on specific commercial and industrial or commercial real estate loans as well as impairment on restructured residential mortgage loans. Appraisals are refreshed at least annually on commercial real estate loans and semi-annually on residential mortgage loans, or more frequently if changes in the borrower’s financial condition or market conditions warrant. The 3.2% increase in the specific allocated allowanceover December 31, 2008 was primarily the result of the continued general economic conditions in the Midwest, and Citizens’ proactive credit culture to identify and reserve for commercial credits with material collateral shortfalls. By comparison, the estimated loss on Citizens’ impaired loans increased $115.4 million or 61.0% over the same period (see Note 4. Loans, Nonperforming Assets, Allowance for Loan Losses, and Loans Held for Sale). During 2009, Citizens restructured $30.9 million of residential
Citizens Republic Bancorp, Inc. — Form 10-K for Fiscal Year Ended December 31, 2009

mortgage loans and the specific allocated allowance for these loans represents the potential shortfall in interest and principal as a result of the new loan terms. ~~Appraisals are refreshed at least annually on commercial real estate loans and quarterly on residential mortgage loans, or more frequently if changes in the borrower’s financial condition or market conditions warrant~~. The specific allocated allowance for commercial loans increased by $6.0 million, while nonperforming commercial loans with impairment increased by $30.4 million. The difference in the rate of increase is attributable to the aforementioned shift in the composition of nonperforming loans, which resulted in less severe declines in current fair values relative to their original appraised value.
Risk Allocated Allowance. The risk allocated allowance is comprised of several loan pool valuation allowances determined based on Citizens’ quantitative loan loss experience for similar loans with similar risk characteristics, including additional qualitative risks such as changes in asset quality; the experience, ability and effectiveness of Citizens’ lending management; and the composition and concentrations of credit as well as other factors based upon the best judgment of management. The increase over December 31, 2008 was primarily the result of an increase in the recent ~~loss~~ migration rates, loss severity and extended duration of commercial real estate, residential mortgage and consumer loans.
The risk allocated allowance increased by $80.7 million or 39.9% in aggregate from December 31, 2008 to December 31, 2009 while the associated loans decreased by $1.3 billion. Several qualitative items impacted the risk allocated allowance. While the commercial watchlist increased 23% from December 31, 2008 to December 31, 2009, having a negative impact to the required reserve levels, 30 to 89 day delinquencies declined from 3.19% of the total loan portfolio at December 31, 2008 to 1.96% at December 31, 2009 reducing the impact. Additionally, the charge-off severity was negatively impacted in 2009 by a transfer of the construction and land hold/land development asset classes to loans held for sale, which were written down to fair value based on updated collateral information.
General Valuation Allowances. The general valuation allowances are based on existing regional and local economic factors, a macroeconomic adjustment factor used to calibrate for the current economic cycle the Corporation is experiencing, and other judgmental factors supported by qualitative documentation such as the inherent imprecision of the loan loss projection models. These factors could have a potentially negative impact on credit quality and result in future additional losses. These factors, coupled with an increase in other credits that are current in terms of principal and interest payments, but which may deteriorate in quality if economic conditions change, indicate that additional undetected losses exist in the loan portfolios. Based on these factors and recognizing the inherent imprecision of any loan loss allocation models, management believes that the general valuation reserve allowances at December 31, 2009 appropriately reflect probable inherent but undetected losses in the portfolio. The decrease in the general valuation allowance from December 31, 2008 reflects a shift from perceived risks in the manufacturing sector associated with the automotive industry from one year ago to uncertainty in the severity of losses related to residential mortgage loans due to the continued economic conditions in the markets Citizens serves.
As discussed in “Critical Accounting Policies” on page 74 of Citizens’ 2009 Form 10-K, nonperforming commercial and industrial and commercial real estate loans are generally
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

charged off to the extent principal due exceeds the net realizable value of the collateral, with the charge-off occurring when the loss is reasonably quantifiable, but not later than when the loan becomes 180 days past due. Nonperforming residential mortgage loans are generally charged off at foreclosure to the extent principal exceeds the current appraised value less estimated costs to sell. Nonperforming direct and indirect consumer loans (open and closed end) are generally charged off before the loan becomes 120 days past due. In adhering to its policy, as the level of nonperforming loans increased during 2009 and their current fair values continued to decline based on current appraisals, net charge-offs significantly increased in 2009 from the prior periods. Despite the significant increase in charge-offs in 2009, as a result of the continued decline in credit quality as evidenced by the factors mentioned above, the allowance for loan losses increased in 2009, which required an increase in the provision for loan losses.
Based on current conditions and expectations, Citizens believes that the ALL is adequate at December 31, 2009.
9.	Please revise to provide an expanded discussion of when and how often you obtain updated appraisals for your loan products in measuring and identifying impairment, including the nature of any adjustments made to them to measure loan impairment and how you consider appraisals on individual loans in relation to your entire portfolio, particularly considering the significant deterioration of real estate values in your markets. We note the disclosure regarding adjustments to appraisals in the footnotes to the financial statements. Consider the need to cross reference this discussion to the nonperforming assets section where you mention collateral values.
Citizens’ Response
Citizens will include the following information in the “Allowance for Loan Losses” section of future Form 10-K filings:
The fair value of nonperforming commercial loans is based on the underlying collateral’s appraised value, updated at least annually, less management’s estimates of cost to sell. The fair value of non-performing residential mortgage loans is based on the underlying collateral’s value obtained through appraisals or broker’s price opinions, updated at least semi-annually, less management’s cost to sell estimates. Appraisals and broker’s price opinions are obtained more frequently if changes in the property or market conditions warrant. Deterioration in individual asset values, evidenced by refreshed appraisals, is reflected in the specific allocated allowance for commercial nonperforming loans. Changes in loss severity experience are reflected in the risk allocated allowance, based on asset class. General deterioration in real estate values is one of the factors considered when establishing valuation allowances in the allowance for loan losses.

10.	You state on page 36 that one of the qualitative factors considered by management in computing your allowance for loan losses was the impact of loan modification programs. Please revise your future filings to clearly describe the impact of loan modification programs on asset quality and how such modifications are considered in your determination of the allowance for loan losses.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Citizens’ Response
Citizens will include the following information in the “Critical Accounting Polices – Allowance for Loan Losses” section of future Form 10-K filings:
Troubled debt restructures are evaluated for impairment under specific allocated reserve guidance.

11.	Please revise your allocation of the allowance for loan losses on page 59 to separately report the amounts allocated to your Commercial loans from your Commercial Real Estate loans, to be consistent with your breakdowns by loan categories elsewhere.
Citizens’ Response
Prior to March 31, 2007, Citizens’ methodology for calculating the ALL combined the commercial and industrial and commercial real estate loan types. As such, Citizens does not have the appropriate level of detail to accurately segregate the specific allocated allowance and the risk allocated allowance for these loan types for all years shown in the table. However, in future filings, beginning with its next Form 10-K, Citizens will segregate the commercial and industrial and commercial real estate amounts to the extent data is available.
Goodwill, page 60
12.	Please address the following regarding your recent impairment charges related to goodwill.
a)	Provide us with the major assumptions used in the interim goodwill impairment analysis that you performed in early 2009 and used in identifying the potential for impairment (Step 1) and in measuring the amount of the impairment (Step 2).
Citizens’ Response
The following are the major assumptions we used to determine the fair value of the Regional Banking, Specialty Commercial and Other reporting units in identifying the potential for impairment in Citizens’ Step 1 test performed in the second quarter of 2009. Amounts indicated with a “*” are proprietary and will be provided supplementally to the Staff.
•	Loan balance growth rate – This assumption ranged from a projected decrease of approximately *% to a growth rate of approximately *% depending on the product and reporting unit. Over the 10 year period forecasted, total loans were projected to increase by approximately *%.

•	Deposit balance growth rate – Deposits were projected to grow at a slightly lower rate than loans, with total deposit balances increasing approximately *% over the 10 year forecasted period.

•	Average yield – Loans – Yields used ranged from a low of approximately *% to a high of *%, depending on the product line. The rates were based upon recent performance experienced in the portfolio as of early 2009.

•	Average yield – Deposits – Rates used varied by product and were based on the portfolio composition during 2009. Rates ranged from a low of *% to a high of *%.

•	Terminal growth rate – Rates ranged from *% to *%, depending on the reporting unit. The terminal growth rate for Regional Banking was *%.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

•	Discount rate – Rates ranged from 13.0% to 19.0%, depending on the reporting unit. The discount rate for Regional Banking was 13.0%.
Using the above assumptions, Citizens did not pass Step 1, and a Step 2 test was performed on the Regional Banking Reporting unit. At the time, the Regional Banking reporting unit accounted for $595.4 million or 99.7% of the outstanding goodwill balance at Citizens.
The following are the major assumptions Citizens used to measure the amount of impairment in its Step 2 test performed in the second quarter of 2009.
Assets
•	Loans and leases – these comprise slightly more than 50% of the balance sheet and were valued using discounted cash flow models. The cash flows take into consideration current portfolio interest rates and repricing characteristics as well as assumptions related to prepayment speeds. The discount rates take into consideration the current market interest rate environment, a credit risk component based on the credit characteristics of each loan portfolio, and a liquidity premium reflecting the liquidity or illiquidity of the market. In total, the fair value of loans were approximately 88% of book value. This compares to 87% and 86% at December 31, 2009 and December 31, 2008, respectively, as disclosed in Note 10 to the audited financial statements.

•	Excess funding – Regional Banking has a large deposit origination function, therefore deposits far exceeded loans. As a result, the reporting unit is internally assigned assets and an assumed yield through Citizens’ funds transfer pricing process. The asset was valued at the presumed book value as the investments would be short term in nature with little or no credit risk.

•	Core deposit intangible – the asset was valued using a present value technique consistent with prior tests and those used for acquisition activity. Due to the reduction in funding rates, this resulted in a higher fair value than during previous reviews.

•	Loans held for sale – These were recorded at the lower of cost or market as part of the normal accounting process, and there was no difference between book value and fair value.

•	Cash and due from banks – book value equals fair value.

•	Fixed assets – There was no significant difference between net book value and fair value.

•	Other assets – There was an increase for the deferred tax asset allocation to Regional Banking based on Section 382 limitations.
Liabilities
•	Time deposits – The fair value of time deposits was based on the discounted value of contractual cash flows at current interest rates. Since the short and long term rate curves dropped nearly 50% since the last impairment test, the liabilities now carry a market premium.

•	Other deposits – No fair value adjustment was recorded for other deposits as the market value adjustment resides in the core deposit intangible valuation.

•	Other liabilities – No fair value adjustment was recorded for all other liabilities due to the nature and relative size.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

b)	Similarly provide us with the assumptions underlying your analysis performed at the end of 2009, which you disclose as having been performed under Step 1. Please ensure you provide a complete description of all material assumptions including but not limited to the following:
o	the 10 year growth rate in revenues;

o	the terminal values based on estimated future growth rates;

o	the discount rates based on capital asset pricing models; and

o	the cash flows used as a baseline for your model.
Citizens’ Response
The methodology used for the annual impairment test in the fourth quarter of 2009 was consistent with the methodology used during the second quarter of 2009.
During the third quarter of 2009, Citizens conducted a comprehensive strategic planning process that included the development of a detailed financial forecast for 2010-2013. The process began by utilizing the historical results for Citizens and then creating forecasts based upon the business plans to be executed. The results of this forecast were incorporated into the discounted cash flow analysis that was conducted for Step 1 testing for each reporting unit.
The following are the main assumptions used to determine the fair value of the Regional Banking, Specialty Commercial and “Other” reporting units, in identifying the potential for impairment in the annual Citizens Step 1 test performed as of October 1, 2009. All assumptions are modeled annually for a period of ten years.
•	Loan balance growth rate – The assumption ranged from a projected shrink of approximately *% to a growth rate of approximately *% depending on the product and reporting unit. Over the 10 year period, total loans were projected to increase by approximately *%, or approximately one half the rate contemplated in the interim test.

•	Deposit balance growth rate – Deposits were projected to grow at a slightly lower rate than loans, with total deposit balances increasing approximately *% over the 10 year forecasted period. This is a reduction from approximately *% included in the interim test.

•	Average Yield – Loans – Yields used ranged from a low of approximately *% to a high of *%, depending on the product line. The rates adjusted from the interim test were based upon current performance experienced.

•	Average Yield – Deposits – Rates used varied by product and were based upon the portfolio composition during 2009. Rates ranged from a low of *% to a high of *% and were * to * basis points higher than the interim test reflecting movement contemplated in the strategic plan.

•	Terminal growth rate – Rates ranged from *% to *%, depending on the reporting unit and were unchanged from the interim test. The terminal growth rate for Regional Banking was *%.

•	Discount rate – Rates ranged from 13.0% to 19.0% depending on the reporting unit and were unchanged from the interim test. The discount rate for Regional Banking was 13%.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

c)	Tell us how you determined your assumptions are reasonable. Specifically tell us how these cash flows compare to the historical cash flows for this reporting unit. Clearly describe how you determined that a 13% discount rate was sufficient and appropriate.
Citizens’ Response
As discussed above, the growth and revenue rates Citizens utilized were based on historical rates, combined with current economic conditions and Citizens’ updated strategic plan. In the responses to items 12 a and b above, Citizens identified the methodology for each of the material assumptions. Citizens began with current historical experience and then adjusted up or down as appropriate based upon its expectations and plans in light of the recently completed strategic planning process.
The 13% discount rate utilized throughout the analysis was determined based on Citizens’ cost of capital as estimated through a cost of equity planning model. The model contains the following significant assumptions:
•	Equity beta based upon several banking peers.

•	Risk free rate of return on 20 year U.S. Treasury bonds.

•	Equity risk, and size premium.
d)	Revise your future filings to describe the basis for any changes in assumptions you made between the Step 1 performed in early 2009 and the annual test later in 2009.
Citizens’ Response
Citizens will include the requested disclosure in its future Form 10-K filings to the extent it is able to do so without divulging proprietary information.
e)	Please explain to us and more clearly disclose in future filings the basis for the allocation of goodwill to F&M that is discussed in footnote 20 to the financial statements.
Citizens’ Response
Goodwill was allocated to F&M based on the relative value of F&M’s regional banking equity compared with the total fair value of equity for the Regional Banking reporting unit. The analysis indicated that approximately 3.8% of the fair value of the Regional Banking unit resided in the Iowa franchise as of January 1, 2010. Citizens will include this disclosure in its future Form 10-K filings.
f)	Describe any other quantitative or qualitative information considered when concluding that your goodwill in the Regional Banking reporting unit was not impaired at December 31, 2009.
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Citizens’ Response
In addition to the analysis described above and in the 2009 Form 10-K, Citizens considered many factors when determining there was no impairment at December 31, 2009. Those primary factors were:
•	Any significant adverse change in legal factors in the business climate.

•	Any adverse action or assessment by a regulator.

•	Any unanticipated competition.

•	The operating results of the reporting unit.

•	Any additional changes to the strategic plan.

•	Any restructuring plans.

•	Industry trends.
As a result, Citizens concluded that no events individually or in the aggregate occurred since the October 1st annual test date to indicate a potential for additional impairment of Goodwill.
Financial Statements
Note 1. Summary of Significant Accounting Policies
Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 73
13.	You disclose here that you “generally” account for such transactions as collateralized financings. Please revise to define the nature of such transactions which you do not account for as collateralized financings. Please revise your future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.
Citizens’ Response:
Citizens does not have any securities purchased under agreements to resell and utilizes securities sold under agreements to repurchase on a limited basis. These securities are solely comprised of collateralized financings. Therefore, Citizens will revise its future filings to remove the word “generally.” Note 8. Short-Term Borrowings discloses the amount of short term securities sold under agreements to repurchase, the average interest rate and the average daily balance for such borrowings. Note 9. Long-Term Debt, discloses the amount sold at each balance sheet date (identified as “Other borrowed funds”).
Executive Compensation, page 119
14.	It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Citizens’ Response:
Please refer to Citizens’ 2010 annual meeting proxy statement, which was filed with the Commission on March 22, 2010. The “Compensation and Human Resources
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

Committee Report” on pages 35-38 contains a detailed discussion of the Committee’s assessment of Citizens’ compensation plans and its conclusions with regard to these plans as required by the American Recovery and Reinvestment Act of 2009 and associated Treasury regulations due to its participation in Treasury’s Capital Purchase Program (“CPP”). Part of Citizens’ analysis of compensation plans includes an independent review and approval by the Chief Risk Officer. Based on this assessment, Citizens concluded that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on Citizens and, therefore, disclosure was not required under Item 402(s) of Regulation S-K.
Exhibits and Financial Statement Schedules, page 121
15.	It appears that the order granting confidential treatment for information you excluded from Exhibit 10.45 expired on March 20, 2009. Please refile that exhibit in its entirety or tell us why you are not required to do so. Refer to Staff Legal Bulletin No. 1 at III.A.
Citizens’ Response:
While Exhibit 10.45 (Citizens’ 2008 Management Incentive Plan) was included in Citizens’ 2009 Form 10-K for historical purposes, Citizens does not intend to re-file Exhibit 10.45 in its entirety as it no longer considers Exhibit 10.45 to be a material agreement due to the following reasons:
•	The Management Incentive Plan (“MIP”) was designed to compensate the Named Executive Officers for Citizens’ 2008 performance, and therefore is longer in effect.

•	As disclosed in the Compensation Discussion and Analysis sections of the 2009 and 2010 annual meeting proxy statements, the Compensation Committee determined that the Named Executive Officers would not receive a MIP award for 2008 and would not participate in the MIP for 2009.

•	As a CPP participant, Citizens is prohibited from paying or accruing any cash bonuses, retention awards, or incentive compensation to its Named Executive Officers as long as the preferred shares issued to the Treasury under CPP remain outstanding.
In addition, the information covered by the confidentiality request is no longer material, as it was disclosed in Citizens’ 2009 annual meeting proxy statement in the section titled “Compensation Discussion and Analysis – Management Incentive Plan” and does not relate to any compensation that was actually paid or will be paid to the Named Executive Officers. As a result, filing the unredacted exhibit would not provide investors with any meaningful new information. In view of these considerations, Citizens does not intend to refile exhibit 10.45.
As requested by the Staff, we acknowledge that:
•	Citizens is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009

•	Citizens may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me (810-766-6941) or Joseph Czopek (810-342-7080) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
Lisa T. McNeely
Senior Vice President and Interim Chief Financial Officer

cc:	Mr. Paul Cline
Mr. Kevin Vaughn
Mr. Justin Dobbie
Citizens Republic Bancorp, Inc. – Form 10-K for Fiscal Year Ended December 31, 2009